Exhibit 99.1

DHT Holdings, Inc. announces the appointment of Susan
Reedy to its Board of Directors

HAMILTON, BERMUDA, November 3, 2017 - DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that it has appointed Susan Reedy to its board of directors as a Class I Director with a term expiring at the Company’s 2020 annual meeting of shareholders. In connection with Ms. Reedy’s appointment, the size of the Company’s board was increased to six directors.

The appointment of Ms. Reedy as a director is in accordance with the Investor Rights Agreement (“IRA”) entered into between the Company and BW Group Limited on April 20, 2017.  Pursuant to the IRA, BW Group is entitled to nominate two persons to the Company’s board.  Ms. Reedy is the second person to be nominated by BW Group as a director.

Erik Lind, DHT's Chairman, stated: “We are very pleased to have Susan join the DHT board.  Her background and experience significantly augment the workings of the board to the benefit of DHT.”

Ms. Reedy has over 17 years of corporate legal experience.  She is currently Head of Legal - Special Projects for BW Group and served as Deputy Managing Director & General Counsel of BW Ventures from 2011 to 2016.  Prior to that, Ms. Reedy was associated with Conyers, Dill & Pearman, where she advised shipping and energy clients, and with the corporate department of Owen Bird.  Ms. Reedy received her Juris Doctor and Bachelor of Arts degrees from the University of Victoria (British Columbia, Canada) and studied international law at the Utrecht University (Utrecht, Netherlands).  She is called to the Bar in Bermuda and Canada and has served on the Women’s Oil & Gas Council Committee as well as on the boards of various private companies. Ms. Reedy is a resident of Bermuda and citizen of Canada.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information:  www.dhtankers.com.

Forward Looking Statements
This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the SEC on March 23, 2017.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Erik A. Lind, Chairman of the Board
Phone: +44 7717 538 337
E-mail: erik.lind@tuftonoceanic.com